UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fuling Global Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G3729B102

(CUSIP Number)

Guilan Jiang

Silver Trillion Investments Limited

Sujuan Zhu

Celestial Sun Holdings Limited

Qian (Eugene) Hu

Zheng Hui Investments Limited

Xinzhong Wang

Charm Grow Holdings Limited

Jinxue Jiang

Tengyu International Limited

c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province, People’s Republic of China, 317511

+86 (0576) 8662 3098

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 to the Schedule 13D filed with U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2020 (the “Original Filing”), as amended by Amendment No. 1 filed with the SEC on September 1, 2020 (the “Amendment No. 1”), jointly by Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang, Mr. Jinxue Jiang, Silver Trillion Investments Limited, Celestial Sun Holdings Limited, Zheng Hui Investments Limited, Charm Grow Holdings Limited and Tengyu International Limited, with respect to ordinary shares, par value US$0.001 per share (“Ordinary Shares”) of Fuling Global Inc., a Cayman Islands company (the “Company”). The Company’s Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “FORK.” Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing and the Amendment No. 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3729B102	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Guilan Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

CUSIP No. G3729B102	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Silver Trillion Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

3

CUSIP No. G3729B102	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Sujuan Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

4

CUSIP No. G3729B102	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS Celestial Sun Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

5

CUSIP No. G3729B102	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Qian (Eugene) Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

6

CUSIP No. G3729B102	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Zheng Hui Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

7

CUSIP No. G3729B102	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS Xinzhong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

8

CUSIP No. G3729B102	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS Charm Grow Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

9

CUSIP No. G3729B102	13D	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS Jinxue Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

10

CUSIP No. G3729B102	13D	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSONS Tengyu International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

11

CUSIP No. G3729B102	13D	Page 12 of 16 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by incorporating the following:

On November 20, 2020, at 10:00, a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at Nanhai Meeting Room 6, Hilton Shenzhen Shekou Nanhai Hotel, No. 1177 Wanghai Road, Nanshan District, Shenzhen, Guangdong, 518067 China. At the extraordinary general meeting, the shareholders of the Company authorized and approved execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and authorized each member of the Special Committee, the chief executive officer and the chief financial officer of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

On November 20, 2020, the Company filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of November 20, 2020, pursuant to which the Merger became effective on November 20, 2020. As a result of the Merger, the Company, as the surviving company of the Merger, became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares, each as defined below) was cancelled and cease to exist in exchange for the right to receive US$2.35 in cash without interest and net of any withholding taxes. “Excluded Shares” means, collectively, Rollover Shares and such other Ordinary Shares held by Parent, the Company or any of their respective subsidiaries prior to the Effective Time. Each of the Excluded Shares was cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor. “Dissenting Shares” means Ordinary Shares outstanding immediately prior to the Effective Time and held by holders who had validly given a written objection with respect to the Merger pursuant to Section 238(2) of the Cayman Islands Companies Law (the “CICL”) and not withdrawn or lost their dissenter’s rights pursuant to the CICL. Each Dissenting Share was cancelled at the Effective Time for the right to receive from the surviving corporation the fair value of such Ordinary Shares as determined in accordance with the CICL.

As a result of the Merger, Ordinary Shares will no longer be traded on The Nasdaq Capital Market and the Company will be privately held by Parent. The Company has requested The Nasdaq Capital Market to file an application on Form 25 with the SEC to remove the ADSs from listing on The Nasdaq Capital Market and withdraw registration of the ordinary shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 2, the Reporting Persons do not beneficially own any Ordinary Shares.

12

CUSIP No. G3729B102	13D	Page 13 of 16 Pages

(b) As of the date of this Amendment No. 2, the Reporting Persons do not have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment No. 2, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of Ordinary Shares.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated November 23, 2020 by and among the Reporting Persons.

13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2020

Guilan Jiang		/s/ Guilan Jiang

Silver Trillion Investments Limited	By:	/s/ Guilan Jiang
Name: Guilan Jiang
Title: Director

Sujuan Zhu		/s/ Sujuan Zhu

Celestial Sun Holdings Limited	By:	/s/ Sujuan Zhu
Name: Sujuan Zhu
Title: Director

Qian (Eugene) Hu		/s/ Qian (Eugene) Hu

Zheng Hui Investments Limited	By:	/s/ Qian (Eugene) Hu
Name: Qian (Eugene) Hu
Title: Director

Xinzhong Wang		/s/ Xinzhong Wang

Charm Grow Holdings Limited	By:	/s/ Xinzhong Wang
Name: Xinzhong Wang
Title: Director

Jinxue Jiang		/s/ Jinxue Jiang

Tengyu International Limited	By:	/s/ Jinxue Jiang
Name: Jinxue Jiang
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Silver Trillion Investments Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Guilan Jiang	The People’s Republic of China

Executive Officers:

None

Celestial Sun Holdings Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Sujuan Zhu	The People’s Republic of China

Executive Officers:

None

Zheng Hui Investments Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Qian (Eugene) Hu	The People’s Republic of China

Executive Officers:

None

Charm Grow Holdings Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Xinzhong Wang	The People’s Republic of China

Executive Officers:

None

Tengyu International Limited

The business address of each of the following individuals is c/o Southeast Industrial Zone, Songmen Town Wenling, Zhejiang Province, People’s Republic of China, 317511.

Directors:

Name	Country of Citizenship
Jinxue Jiang	The People’s Republic of China

Executive Officers:

None